                                   FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996).

       For the fiscal year ended December 31, 1998

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

              For the transition period from ________ to ________

                         Commission file number 0-10964

                 Maxwell Technologies, Inc. 401(k) Savings Plan
                              9275 Sky Park Court
                          San Diego, California 92123

                           Maxwell Technologies, Inc.
                              9275 Sky Park Court
                              San Diego, CA 92123

                           Maxwell Technologies, Inc.
                               401(k) Savings Plan
     (formerly Maxwell Technologies, Inc. Savings Plan and Trust Agreement)

                            Financial Statements and
                             Supplemental Schedules

                          Year ended December 31, 1998


                                    CONTENTS

Report of Independent Auditors.......................................................1

Financial Statements

Statements of Net Assets Available for Benefits as of
  December 31, 1998 and 1997.........................................................2
Statement of Changes in Net Assets Available for Benefits for the
  year ended December 31, 1998.......................................................3
Notes to Financial Statements........................................................5

Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes
  as of December 31, 1998...........................................................12
Line 27d - Schedule of Reportable Transactions for the year ended
  December 31, 1998.................................................................13
Exhibits............................................................................14
Signature...........................................................................14

Other schedules are omitted because the information is not applicable.

                         Report of Independent Auditors


Maxwell Technologies, Inc. as
Plan Administrator of Maxwell Technologies, Inc.
401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Maxwell Technologies, Inc. 401(k) Savings Plan (formerly Maxwell Technologies, Inc. Savings Plan and Trust Agreement) as of December 31, 1998 and 1997, and the statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997 and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                            /s/ ERNST & YOUNG LLP
May 17, 1999

                 Maxwell Technologies, Inc. 401(k) Savings Plan

                 Statements of Net Assets Available for Benefits



                                                                   DECEMBER 31
                                                            1998                1997
                                                        --------------------------------

Investments, at fair value:
  CIGNA Guaranteed Long-Term Fund                       $26,676,217         $15,815,122
  CIGNA Guaranteed Short-Term Fund                            2,844                  --
  Pooled separate accounts:
    CIGNA Stock Market Index Fund                         5,258,039           2,484,743
    Fidelity Advisor Growth Opportunities Fund           14,585,496           9,494,264
    Warburg Pincus Advisor Emerging Growth Fund           4,961,204           3,515,131
    CIGNA Lifetime 20 Fund                                  280,721              47,143
    CIGNA Lifetime 30 Fund                                  328,230             164,817
    CIGNA Lifetime 40 Fund                                6,072,088           4,207,961
    CIGNA Lifetime 50 Fund                                  203,608              47,714
    CIGNA Lifetime 60 Fund                                  801,555               3,997
    Janus Worldwide Fund                                  2,180,538           1,148,642
  Maxwell Technologies, Inc. Common Stock                    72,800                  --
  Participant loans                                         731,742             644,704
                                                        --------------------------------
Total investments                                        62,155,082          37,574,238

Receivables:
  Employee contributions receivable                         217,569             100,064
  Employer contributions receivable                          62,606              29,911
                                                        --------------------------------
Total receivables                                           280,175             129,975
                                                        --------------------------------
Net assets available for benefits                       $62,435,257         $37,704,213
                                                        ================================

See accompanying notes.

                 Maxwell Technologies, Inc. 401(k) Savings Plan

 Statement of Changes in Net Assets Available for Benefits with Fund Information

                      For the year ended December 31, 1998


                                                                         FUND INFORMATION
                               ----------------------------------------------------------------------------------------------------
                                                                           WARBURG PINCUS
                                               CIGNA STOCK  FIDELITY ADVISOR  ADVISOR
                                    CIGNA         MARKET        GROWTH        EMERGING       CIGNA          CIGNA         CIGNA
                                 GUARANTEED       INDEX     OPPORTUNITIES      GROWTH     LIFETIME 20    LIFETIME 30   LIFETIME 40
                                    FUNDS          FUND          FUND           FUND          FUND           FUND          FUND
                               ----------------------------------------------------------------------------------------------------
Additions:
  Employee contributions         $    680,921  $    415,661  $    431,537   $  264,734   $   57,142     $  83,088   $    197,214
  Rollover contributions              232,201       153,472        58,329       21,123      123,614        10,345        108,986
  Employer contributions              224,137       127,107       140,315       83,232       18,282        31,374         71,905
  Interest and dividends            1,192,997            --            --           --           --            --             --
  Net appreciation in fair
    value of investments                   --       879,700     2,499,412       56,193       15,210        30,730        614,397
                               ----------------------------------------------------------------------------------------------------
Total additions                     2,330,256     1,575,940     3,129,593      425,282      214,248       155,537        992,502

Deductions:
  Distributions to participants     2,889,389       202,499       867,336      367,867        4,184        27,120        241,300
  Administrative expenses                 976           445           419          288           67            74            321
                               ----------------------------------------------------------------------------------------------------
Total deductions                    2,890,365       202,944       867,755      368,155        4,251        27,194        241,621

Interfund transfers, net              207,358       263,130      (462,661)    (308,489)      (7,192)      (13,955)      (343,350)

Assets transferred in from the
  Maxwell Laboratories, Inc.
  Retirement Plan and Trust        11,216,690     1,137,170     3,292,055    1,697,435       30,773        49,025      1,456,596
                               ----------------------------------------------------------------------------------------------------
Increase in net assets during
  the year                         10,863,939     2,773,296     5,091,232    1,446,073      233,578       163,413      1,864,127
Net assets available for
  benefits at December
  31, 1997                         15,815,122     2,484,743     9,494,264    3,515,131       47,143       164,817      4,207,961
                               ----------------------------------------------------------------------------------------------------
Net assets available for
  benefits at December
  31, 1998                       $ 26,679,061  $  5,258,039  $ 14,585,496   $4,961,204   $  280,721     $ 328,230   $  6,072,088
                               ====================================================================================================

See accompanying notes.

                 Maxwell Technologies, Inc. 401(k) Savings Plan

                  Statement of Changes in Net Assets Available
                 for Benefits with Fund Information (continued)

                      For the year ended December 31, 1998

                                                                  FUND INFORMATION
                                          ----------------------------------------------------------------
                                                                                    MAXWELL
                                              CIGNA        CIGNA        JANUS    TECHNOLOGIES,
                                           LIFETIME 50  LIFETIME 60   WORLDWIDE   INC. COMMON  PARTICIPANT CONTRIBUTIONS
                                              FUND         FUND         FUND         STOCK        LOANS      RECEIVABLE     TOTAL
                                          ------------------------------------------------------------------------------------------
Additions:
  Employee contributions                  $   26,786   $   14,725  $   208,463   $     8,646  $        --  $   117,505  $ 2,506,422
  Rollover contributions                      64,146           --      113,982            --           --           --      886,198
  Employer contributions                       7,174        4,755       62,047         1,855           --       32,695      804,878
  Interest and dividends                          --           --           --            --       56,729           --    1,249,726
  Net appreciation in fair value of
   investments                                11,199       51,877      177,928        30,467           --           --    4,367,113
                                          ------------------------------------------------------------------------------------------
Total additions                              109,305       71,357      562,420        40,968       56,729      150,200    9,814,337

Deductions:
  Distributions to participants               87,211           --       90,221           844      187,519           --    4,965,490
  Administrative expenses                         17           --          188           127           --           --        2,922
                                          ------------------------------------------------------------------------------------------
Total deductions                              87,228           --       90,409           971      187,519           --    4,968,412

Interfund transfers, net                     (19,429)     596,025     (162,068)       32,803      217,828           --           --

Assets transferred in from the Maxwell
  Laboratories, Inc. Retirement Plan and
  Trust                                      153,246      130,176      721,953            --           --           --   19,885,119
                                          ------------------------------------------------------------------------------------------
Increase in net assets during the year       155,894      797,558    1,031,896        72,800       87,038      150,200   24,731,044
Net assets available for benefits at
  December 31, 1997                           47,714        3,997    1,148,642            --      644,704      129,975   37,704,213
                                          ------------------------------------------------------------------------------------------
Net assets available for benefits at
  December 31, 1998                       $  203,608   $  801,555  $ 2,180,538   $    72,800  $   731,742  $   280,175  $62,435,257
                                          ==========================================================================================

See accompanying notes.

                           Maxwell Technologies, Inc.
                              401(k) Savings Plan

                         Notes to Financial Statements

                               December 31, 1998



1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Maxwell Technologies, Inc. (the "Company") 401(k) Savings Plan (the "Plan") are reported on the accrual basis of accounting in accordance with generally accepted accounting principles.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments in pooled separate accounts are valued at current fair value which represents the net asset value of units held at year end. Maxwell Technologies Common Stock is valued at fair value based on quoted market price. Declared rate funds (CIGNA Guaranteed Long-Term Fund and Guaranteed Short-Term Fund) are valued at fair value which approximates market rates. Interest rates are adjusted semiannually. Declared rate funds have no maturity dates or penalties for early withdrawals. The funds are not fully benefit responsive. Upon the Plan's discontinuance with CIGNA, CIGNA has the right to hold the fund's assets for five years and pay it out to the Plan Sponsor in annual installments. There are no reserves against the declared rate fund value for credit risk of the rate fund issuer or otherwise. The participant loans are valued at cost which approximates fair value.

Purchases and sales of investments are reflected on the trade dates. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

2.  DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

                           Maxwell Technologies, Inc.
                              401(k) Savings Plan

                    Notes to Financial Statements (continued)




2.  DESCRIPTION OF THE PLAN (CONTINUED)

GENERAL

The Plan is defined contribution plan. The effective date of the Plan is August 1, 1983. The Plan was amended and restated in its entirety effective July 1, 1998. Most administrative expenses of the Plan are paid for by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective July 1, 1998, the Plan's name was changed from Maxwell Technologies, Inc. Savings Plan and Trust Agreement to the current name.

Effective July 2, 1998, the Maxwell Laboratories, Inc. Retirement Plan and Trust was merged into the Maxwell Technologies, Inc. 401(k) Savings Plan and assets in the amount of $19,885,119 were transferred.

ELIGIBILITY

Prior to July 1, 1998, employees of the Company who had at least one year of service were eligible to enter the Plan. Effective July 1, 1998, employees of the Company who have at least 90 days of service are eligible to enter the Plan. After one year of service, employees are eligible to participate in the Company's matching and discretionary contributions. An eligible employee may enter the Plan as an active member on the first day of a full payroll period.

CONTRIBUTIONS

Prior to July 1, 1998, participants could contribute up to 10% of pretax annual compensation, subject to the limits of the Internal Revenue Code. Effective July 1, 1998, participants may contribute up to 15% of pretax annual compensation, subject to the limits of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified plans.

Effective July 1, 1998, participants may elect to make after-tax contributions to their own account and designate the manner in which these funds will be invested. Such voluntary contributions may be up to 10% of compensation less the amount of Tax-Deferred Contributions participants made during the year.

The Company's matching contribution is 50% of the first 6% of base compensation that a participant contributes to the Plan.

                           Maxwell Technologies, Inc.
                              401(k) Savings Plan

                    Notes to Financial Statements (continued)



2.  DESCRIPTION OF THE PLAN (CONTINUED)

The Company may also make annual discretionary contributions in an amount determined at the Plan year end. The discretionary contribution is allocated to participants in the ratio that their compensation bears to the total compensation paid to all eligible participants for the Plan year. There were no discretionary contributions in 1998.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, the participant's share of the employer's contributions, if any, and Plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

A participant is immediately vested in his contributions to the Plan as well as the employer's contributions to the Plan.

HARDSHIP WITHDRAWALS

Participants may withdraw all or a percentage of their account balances attributable to their own contributions upon approval of the Plan Administrator and subject to Internal Revenue Service hardship withdrawal rules. After making a withdrawal, a participant is suspended from making additional contributions for a period of twelve months from the effective date of the withdrawal.

WITHDRAWALS

Effective July 1, 1998 participants may make a cash withdrawal at any time from their After-Tax Contributions Sub-Account.

                           Maxwell Technologies, Inc.
                              401(k) Savings Plan

                    Notes to Financial Statements (continued)


2.  DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS

The investments of the Plan are maintained in funds administered by Connecticut General Insurance Company, Custodian of the Plan. Participants may allocate their contributions to one or more of the following funds:

                         -  CIGNA Guaranteed Long-Term and Short-Term Funds

                         -  CIGNA Stock Market Index Fund

                         -  Fidelity Advisor Growth Opportunities Fund

                         -  Warburg Pincus Advisor Emerging Growth Fund

                         -  CIGNA Lifetime Funds

                         -  Janus Worldwide Fund

                         -  Maxwell Technologies, Inc. Common Stock

The CIGNA Guaranteed Long-Term Fund consists of two components; the Guaranteed Long-Term Fund which invests primarily in high-quality fixed income instruments, principally intermediate term bonds and commercial mortgages within Connecticut General's General Account and a short-term cash component held in the insurance company's Guaranteed Short-Term Account which consists of unallocated funds at year end.

The Plan is exposed to credit risk in the event of default by the financial institutions or issuers of the investments to the extent of the amounts recorded on the statement of net assets available for benefits.

PARTICIPANT NOTES RECEIVABLE

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local

                           Maxwell Technologies, Inc.
                              401(k) Savings Plan

                    Notes to Financial Statements (continued)


2.  DESCRIPTION OF THE PLAN (CONTINUED)

prevailing rates as determined by the Plan Administrator. Interest rates range from 7% to 12%. Principal and interest is paid ratably through payroll deductions. Prior to July 1, 1998, participants could have only one outstanding loan at a time. Effective July 1, 1998, participants may have up to two outstanding loans at a time.

BENEFITS

Upon termination of service, death, disability or retirement a participant or his beneficiary may receive a lump-sum amount equal to the vested value of his or her account or elect to receive installment payments. Prior to July 1, 1998, if the account balance was $3,500 or less, the Plan Administrator could distribute the entire balance in a lump sum. Effective July 1, 1998, if the account balance is $5,000 or less, the Plan Administrator may distribute the entire balance in a lump sum.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

3.  INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 14, 1995, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan qualifies and the related trust is tax exempt. Subsequent amendments have been structured to, and are intended to, maintain the Plan's tax qualified status.

                           Maxwell Technologies, Inc.
                              401(k) Savings Plan

                    Notes to Financial Statements (continued)


4.  DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                   DECEMBER 31,
                                                                1998          1997
                                                           ------------------------------
Net assets available for benefits per the financial
statements                                                   $62,435,257   $37,704,213
Receivables                                                     (280,175)     (129,975)
                                                           ------------------------------
Net assets available for benefits per the Form 5500          $62,155,082   $37,574,238
                                                           ==============================

The following is a reconciliation of contributions per the financial statements to the Form 5500 at December 31, 1998:

                                                             EMPLOYER        PARTICIPANT
                                                           CONTRIBUTIONS    CONTRIBUTIONS
                                                          ---------------------------------

Contributions per the financial statements                      $804,878       $2,506,422
Contribution receivable at December 31, 1997                      29,911          100,064
Contribution receivable at December 31, 1998                     (62,606)        (217,569)
                                                          =================================
Contributions per the Form 5500                                 $772,183       $2,388,917
                                                          =================================

5.  YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor

                           Maxwell Technologies, Inc.
                              401(k) Savings Plan

                    Notes to Financial Statements (continued)


5.  YEAR 2000 ISSUE (UNAUDITED) (CONTINUED)

anticipates substantially completing this phase of the project by June 1999. Cost associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

For the second phase of the project, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant by early 1999. If modification of data processing systems of either the Plan, the Plan sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan Management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

6.  SUBSEQUENT EVENT

During the plan year 1998, Maxwell Technologies, Inc. acquired Tekna Seal and Space Electronics, Inc.. The retirement plan of Tekna Seal will be merged into the Plan during the 1999 plan year. During the year 2000, the assets of the Space Electronics, Inc. retirement plan will be merged with the Plan.

                             Supplemental Schedules

                                  Maxwell Technologies, Inc.
                                     401(k) Savings Plan

                              Employer ID# 95-2390133 Plan #002

                  Line 27a - Schedule of Assets Held for Investment Purposes

                                      December 31, 1998

                                (b)                                           (c)                          (d)             (e)
  (a)                    IDENTITY OF ISSUE                            DESCRIPTION OF ASSET                 COST       CURRENT VALUE
--------- -------------------------------------------------   -------------------------------------    -------------  --------------
   *      Connecticut General Life Insurance Company:
            CIGNA Guaranteed Long-Term Fund                         583,529.28890 units                  $26,676,217     $26,676,217
            CIGNA Guaranteed Short-Term Account                                                                2,844           2,844
                                                                                                                         -----------
                                                                                                                          26,679,061
            Pooled separate accounts:
              CIGNA Stock Market Index Fund                          83,758.73761 units                    4,348,019       5,258,039
              Fidelity Advisor Growth Opportunities Fund            187,384.27805 units                    9,221,459      14,585,496
              Warburg Pincus Advisor Emerging Growth Fund           102,262.16567 units                    4,604,199       4,961,204
              CIGNA Lifetime 20 Fund                                 14,664.88043 units                      261,572         280,721
              CIGNA Lifetime 30 Fund                                 17,254.46783 units                      294,295         328,230
              CIGNA Lifetime 40 Fund                                329,185.42722 units                    5,121,284       6,072,088
              CIGNA Lifetime 50 Fund                                 11,306.55421 units                      193,350         203,608
              CIGNA Lifetime 60 Fund                                 48,683.11390 units                      750,182         801,555
              Janus Worldwide Fund                                   40,055.70615 units                    1,960,539       2,180,538
   *      Participant loans                                  7% - 12% interest; various maturities                --         731,742

   *      Maxwell Technologies, Inc. Common Stock                    1,808.70677 shares                       42,858          72,800
                                                                                                                         -----------
                                                                                                                         $62,155,082
                                                                                                                         ===========

     * Party-in-interest to the Plan

                                  Maxwell Technologies, Inc.
                                     401(k) Savings Plan

                              Employer ID# 95-2390133 Plan #002

                        Line 27d - Schedule of Reportable Transactions

                                 Year Ended December 31, 1998



                                                                                         (c)           (d)            (g)
             (a)                                (b)                                   PURCHASE       SELLING        COST OF
 IDENTITY OF PARTY INVOLVED             DESCRIPTION OF ASSET                            PRICE         PRICE          ASSET
------------------------------------------------------------------------------------------------------------------------------
Category (iii) - Series of transactions in excess of 5% of Plan assets


Connecticut General Life Insurance     CIGNA Guaranteed Long-Term Fund              $16,507,628      $       --    $16,507,628
Connecticut General Life Insurance     CIGNA Guaranteed Long--Term Fund                      --       6,842,215      6,842,215
Connecticut General Life Insurance     CIGNA Stock Market Index Fund                  4,260,769              --      4,260,769
Connecticut General Life Insurance     CIGNA Stock Market Index Fund                         --       2,367,142      2,158,075
Connecticut General Life Insurance     Fidelity Advisor Growth Opportunities Fund     4,482,143              --      4,482,143
Connecticut General Life Insurance     Fidelity Advisor Growth Opportunities Fund            --       1,890,709      1,247,313
Connecticut General Life Insurance     Warburg Pincus Advisor Emerging Growth Fund    3,364,053              --      3,364,053
Connecticut General Life Insurance     Warburg Pincus Advisor Emerging Growth Fund           --       1,974,156      1,898,564
Connecticut General Life Insurance     CIGNA Lifetime 40 Fund                         2,184,405              --      2,184,405
Connecticut General Life Insurance     CIGNA Lifetime 40 Fund                                --         931,132        816,774
Connecticut General Life Insurance     Janus Worldwide Fund                           2,618,220              --      2,618,220
Connecticut General Life Insurance     Janus Worldwide Fund                                  --       1,764,251      1,799,497



                                                                                         (h)
                                                                                    CURRENT VALUE
                                                                                     OF ASSET ON        (i)
             (a)                                (b)                                   TRANSACTION    NET GAIN
 IDENTITY OF PARTY INVOLVED             DESCRIPTION OF ASSET                             DATE         (LOSS)
--------------------------------------------------------------------------------------------------------------
Category (iii) - Series of transactions in excess of 5% of Plan assets


Connecticut General Life Insurance     CIGNA Guaranteed Long-Term Fund                $16,507,628   $       --
Connecticut General Life Insurance     CIGNA Guaranteed Long--Term Fund                 6,842,215           --
Connecticut General Life Insurance     CIGNA Stock Market Index Fund                    4,260,769           --
Connecticut General Life Insurance     CIGNA Stock Market Index Fund                    2,367,142      209,067
Connecticut General Life Insurance     Fidelity Advisor Growth Opportunities Fund       4,482,143           --
Connecticut General Life Insurance     Fidelity Advisor Growth Opportunities Fund       1,890,709      643,396
Connecticut General Life Insurance     Warburg Pincus Advisor Emerging Growth Fund      3,364,053           --
Connecticut General Life Insurance     Warburg Pincus Advisor Emerging Growth Fund      1,974,156       75,592
Connecticut General Life Insurance     CIGNA Lifetime 40 Fund                           2,184,405           --
Connecticut General Life Insurance     CIGNA Lifetime 40 Fund                             931,132      114,358
Connecticut General Life Insurance     Janus Worldwide Fund                             2,618,220           --
Connecticut General Life Insurance     Janus Worldwide Fund                             1,764,251      (35,246)




There were no category (i), (ii) or (iv) reportable transactions during 1998.

Columns (e) and (f) are not applicable

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, Maxwell Technologies, Inc. as the administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

            Date: June 28, 1999

                                  MAXWELL TECHNOLOGIES, INC. 401(K) SAVINGS PLAN

                                  By: Maxwell Technologies, Inc.

                                  By: /s/ DONALD ROBERTS
                                      ---------------------------------------
                                      Donald Roberts
                                      Vice President and General Counsel


                                    EXHIBITS

Exhibit Number              Description of Exhibits
--------------              -----------------------
   23.1             Independent Auditors' Consent, Ernst & Young LLP.